news release

EMF and ArcelorMittal sign an agreement in Europe to strengthen social dialogue and anticipate change

Luxembourg, 3 /11/09 (17:15 CET) - The European Metalworkers’ Federation (EMF) and ArcelorMittal’s European management signed an important agreement on the 2nd of November, with provisions for the restart of equipment as well as negotiated changes and opportunities to enhance employability for the Company’s 115,000 workers in Europe during this challenging period of reduced activity that has led to the idling of some blast furnaces and industrial sites.

Furthermore this agreement aims at implementing transformations in the steel industry in Europe that will ensure competitiveness and long-term sustainability. Among other initiatives, it promotes a long-term skill development and training policy within the group, improved social dialogue at national level and the setting up of such dialogue where it does not yet exist.

Bart Samyn, EMF Deputy General Secretary, commented: “This agreement finds concrete ways of dealing with the effect of the crisis and is a step in the right direction in the current period of uncertainty. Furthermore it provides for the ongoing skills development of workers and the long-term sustainable industrial development of ArcelorMittal in Europe. The EMF trusts that the agreement will be swiftly implemented in all the European ArcelorMittal sites. The EMF will be vigilant about ensuring the full application of the agreement.”

Michel Wurth, member of the Group Management Board responsible for ArcelorMittal Flat Products Europe, commented: “Making Europe’s steel industry competitive and secure now and for years to come is a challenge that deserves to be dealt with in partnership. The Social Dialogue Group created by this agreement is a good forum to work together on such fundamental challenges.”

Gonzalo Urquijo, member of the Group Management Board responsible for ArcelorMittal Long Products in Europe, added: “The conclusion of this agreement is indicative of the mutual trust and willingness of the parties involved to address the challenges facing the European steel industry and to find mutually beneficial solutions.”